As filed with the Securities and Exchange Commission on May 23, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RENTECH, INC.

(Exact name of Registrant as specified in its charter)

Colorado	2851	84-0957421
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1331 17th Street, Suite 720

Denver, Colorado 80202-1557

(303) 298-8008

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dennis L. Yakobson

President and Chief Executive Officer

Rentech, Inc.

1331 17th St. Suite 720

Denver, Colorado 80202-1557

(303) 298-8008

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Amanda M. Darby, Esq. Rentech, Inc. 1331 17th Street, Suite 720 Denver, Colorado 80202-1557 Tel: (303) 298-8008	Andrew L. Blair, Jr., Esq. Sherman & Howard L.L.C. 633 Seventeenth Street, Suite 3000 Denver, Colorado 80202-3624 (303) 297-2900

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $0.01 per share, to be issued and sold by the Registrant	$75,000,000	— (2)	$75,000,000	$8,828
Common Stock, par value $0.01 per share, to be sold by the Selling Shareholders	25,711,269 shares (3)	$1.40(4)	$35,995,777(4)	$4,239

(1)	The amount to be registered consists of (a) up to $75,000,000 of an indeterminate number of shares of common stock that may be offered and sold by the Registrant from time to time, and (b) (i) up to 25,711,269 shares of common stock that may be offered and sold by the Selling Shareholders identified in the accompanying prospectus from time to time, and (ii) pursuant to Rule 416, an indeterminate number of shares of common stock issued or issuable as a result of stock splits, stock dividends, recapitalizations or similar events or pursuant to the anti-dilution provisions of various securities held by the Selling Shareholders. The aggregate amount of common stock registered hereunder for sale by the Registrant is further limited, solely for purposes of at-the-market offerings, to that which is permissible under Rule 415(a)(4) under the Securities Act.

(2)	The proposed maximum offering price per share of common stock to be issued and sold by the Registrant has been omitted pursuant to Rule 457(o).

(3)	Consists of 234,352 shares of common stock held of record by certain Selling Shareholders, as well as shares of common stock underlying the following securities held of record by certain Selling Shareholders: (a) 11,250,000 shares issuable upon conversion of 90,000 shares of the Registrant’s Series A preferred stock, (b) 2,196,239 shares issuable upon conversion of $2,000,000 in aggregate principal amount of the Registrant’s convertible notes, (d) 975,000 shares issuable upon exercise of the Registrant’s stock options, and (e) 11,055,678 shares issuable upon exercise of the Registrant’s warrants.

(4)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low prices of the Registrant’s common stock on May 16, 2005, as reported on the American Stock Exchange.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 20, 2005

PROSPECTUS

$75,000,000

Common Stock

Offered by

RENTECH, INC.

25,711,269 Shares

Common Stock

Offered by

Selling Shareholders

We may offer and sell from time to time shares of our common stock in one or more offerings in amounts, at prices and on the terms that we will determine at the time of offering, with an aggregate initial offering price of up to $75,000,000.

Certain shareholders of Rentech, Inc. identified in the section of this prospectus titled “Selling Shareholders” may offer and sell from time to time an aggregate of up to 25,711,269 shares of our common stock owned by those shareholders or issuable upon conversion or exercise of shares of Series A preferred stock, convertible notes, options and warrants held by those shareholders.

Our common stock trades on The American Stock Exchange under the symbol “RTK.” On May 16, 2005, the last reported sale price of our common stock on The American Stock Exchange was $1.40 per share.

We or the selling shareholders may sell these securities to or through one or more underwriters, broker-dealers or agents or directly to purchasers on a continuous or delayed basis. The names of any underwriters or agents will be included in a prospectus supplement regarding that offering. See “Plan of Distribution.”

Investing in our common stock involves risks that are described in the “ risk factors” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our common stock or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May [    ], 2005

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a shelf registration process. Under this shelf registration process, we may sell shares of our common stock in one or more offerings up to a total dollar amount of $75,000,000. In addition, this prospectus covers resales of up to 25,711,269 shares of our common stock owned by the selling shareholders or issuable upon conversion or exercise of shares of Series A preferred stock, convertible notes, options and warrants held by the selling shareholders.

Each time we (and to the extent required, the selling shareholders) offer to sell common stock under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. We may also add, update or change in a prospectus supplement any of the information contained in this prospectus or in documents we have incorporated by reference into this prospectus. To the extent that any statement that we make in a prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in a prospectus supplement.

You should carefully read both this prospectus and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information About Rentech” before you invest in our common stock.

RENTECH, INC.

All references in this prospectus to “Rentech,” “we,” “us” and “our” are to Rentech, Inc. and its direct and indirect subsidiaries, unless the context otherwise requires.

Rentech is a process technology company focused on the efficient conversion of underutilized hydrocarbon resources into high-value fuels and chemical products. We have developed and license a patented and proprietary Fischer-Tropsch gas-to-liquids process, which we refer to as the Rentech Process, for converting synthesis gas made from coal, petroleum coke, natural gas and other solid or liquid carbon-bearing materials into high-value products. These include ultra-low sulfur and ultra-low aromatic transportation fuels, naptha, and specialty products, such as waxes, petrochemical feedstock, fuel cell feedstock and synthetic lubricant base stock. In addition, we have developed and patented process plans for integrating the Rentech Process with other GTL processes such as those for making nitrogen and methanol.

We are seeking to deploy our technology by acquiring an existing nitrogen fertilizer plant located in the United States, or in other existing gas process plants, as well as to license our technology to members of the energy industry worldwide. If we acquire a nitrogen fertilizer plant, we plan to continue to produce nitrogen fertilizers there while we convert the plant to use coal for more efficient and expanded production of nitrogen fertilizers, excess electrical power and our Fischer-Tropsch products.

In addition to our Fischer-Tropsch alternative fuels business, we own interests in two subsidiary businesses. Petroleum Mud Logging, Inc., our wholly owned subsidiary, provides well logging services to the oil and gas industry. REN Corporation, of which we own 56 percent, manufactures computer-controlled testing equipment systems and sells them on a custom-order basis to industrial manufacturers. We expect to sell these subsidiaries and focus on developing and commercializing our core Fischer-Tropsch alternative fuels business.

We are a Colorado corporation, and our principal executive offices are located at 1331 17th Street, Suite 720, Denver, Colorado 80202-1557. Our telephone number is (303) 298-8008.

RISK FACTORS

An investment in the securities offered by this prospectus involves a high degree of risk. In addition to the other information included in this prospectus, you should carefully consider the following factors and other information included or incorporated by reference in this prospectus in determining whether or not to purchase the securities offered under this prospectus.

Risks Relating to Our Financial Condition

Our working capital is not sufficient to meet our expected cash operating requirements for the period after September 30, 2005, and without additional financing and sources of revenue, we may not be able to continue our operations at the current level after that time.

Our working capital is primarily used for operations, investing activities and payments on debt. At March 31, 2005, we had negative working capital of $3,612,319. This compared to negative working capital of $1,266,653 at September 30, 2004. We have and will continue to expend substantial funds to continue to pay our present operating expenses, including our general and administrative costs, research and development of our technologies, and marketing the Rentech Process, and our investing activities and payments on debt. If we are not able to improve our working capital position, we will not be able to implement our plan to commercialize the Rentech Process through our proposed acquisition of an existing nitrogen fertilizer plant, realize revenues and cash flow from its operations, or maintain our operations at the current level. If we do not succeed in financing and purchasing a plant, we will have a less advantageous position to seek additional financing to fund our operations, including payment of the loans we obtained to provide working capital until the new financing we expect to obtain for financing a purchase. We believe the proceeds from our private placement of Series A preferred stock in April 2005 and revenues associated with feasibility studies related to proposed licenses of the Rentech Process and from operations and potential sales of our subsidiaries, will be adequate to fund our present level of operations through September 30, 2005. If we are unable to obtain additional debt or equity financing, our current available net cash profits from operations and a potential sale of some of our assets will not enable us to meet our expected cash operating requirements past the end of our fiscal year ending September 30, 2005.

If we do not receive funds from additional financing or other sources of working capital for our business activities, we would need to reduce, delay, or eliminate our expenditures, including our efforts to acquire an existing nitrogen fertilizer plant.

We need additional financing to maintain all of our operations, and substantially increased revenues and cash flow to accomplish our goal of acquiring an existing nitrogen fertilizer plant. We have, and will continue to expend substantial funds to continue research and development of our technologies, to market licenses of the Rentech Process, and to acquire existing plants that we expect to retrofit. We intend to finance our acquisition and conversion of plants primarily through non-recourse debt financing at the project level, as well as through equity financing. Additionally, we expect to obtain additional funds through joint ventures or other collaborative arrangements, and through debt and equity financing in the capital markets. Financing for our projects may not be available when needed or on terms acceptable or favorable to us. In addition, we expect that definitive agreements with equity and debt participants in our capital projects will include conditions to funding, many of which could be outside our control. If we cannot obtain sufficient funds, we may be required to reduce, delay or eliminate expenditures for our business activities, including efforts to acquire and convert an existing plant to use coal; to reduce, delay or eliminate expenditures for research and development; or to seek to enter into a business combination transaction with, or sell some or all of our assets to others.

Without the operating profits that an existing nitrogen fertilizer plant might produce, we would be unable to fund our current operations or to implement our business plan.

Our business plan is to acquire an existing nitrogen fertilizer plant and to obtain profits from its continued operations to pay for our operating costs as well as for the loans we would undertake to purchase the plant. If we do not realize profits from the plant, we would be unable to continue our operations or to pay for the plant.

We will need to obtain funds from additional financing or other sources of working capital if we succeed in acquiring an existing nitrogen fertilizer plant and proceed to retrofit it. If we do not receive these funds, we would have to reduce, delay or eliminate our expenditures, including the planned reconfiguration.

After acquiring a plant that uses natural gas as feedstock, we plan to convert it to use less costly coal as the feedstock, and also to add a Fischer-Tropsch plant to use our Rentech Process. We expect the construction work for converting an existing plant to take approximately three and a half years of time, and to cost approximately $450 million. We anticipate financing these costs through a combination of project financing from one or more banks or other lenders, or sales of ownership interests in the plant, or other financing arrangements. We may seek limited amounts of economic development funding through development bonds or grants issued by the state or other governmental agencies with jurisdiction. We expect available governmental funding to be restricted to engineering studies and development work associated with the plant, rather than construction costs.

Our needs for capital to accomplish the conversion of an existing nitrogen fertilizer plant are very high, especially in relation to our financing capability, financial results, sources of revenues and total assets. Financing for our projects may not be available when needed or on terms acceptable or favorable to us. If we do not obtain the financing necessary for reconfiguring a plant, we will not realize the significant increases in revenues and cash flows that we anticipate. We would then expect to continue operating the plant with natural gas as the feedstock. The operating revenues of the plant, using natural gas, might not be profitable and would be significantly less than the operating revenues we expect if we are able to convert it to use coal and are also able to add our Rentech Process.

If we succeed in financing and acquiring an existing nitrogen fertilizer plant, our planned reconfiguration of the plant would require a substantial increase to our indebtedness and our debt to equity ratio, which could adversely affect our financial health and limit our ability to grow and compete.

We would need to obtain additional financing to convert a nitrogen fertilizer plant to use coal to produce synthesis gas and to implement our Rentech Process. As part of the final phase of the conversion, we expect to suspend production of a plant for approximately six weeks, and we would require sufficient working capital to support our present operations and pay expenses of the plant during this period. We estimate the required financing for the conversion and operating expenses could be approximately $450 million, a substantial portion of which would be debt. We would likely become highly leveraged and our debt to equity ratio would consequently increase. The degree to which we are leveraged could have important consequences to us. For example, it could:

•	limit our ability to obtain additional debt financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to make interest payments on our indebtedness, reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, including limiting our ability to take advantage of significant business opportunities; and

•	place us at a competitive disadvantage as compared to some of our competitors that have less debt.

Without the proceeds of additional financing, our plan to generate new revenues from use of the Rentech Process would be hindered and delayed.

We plan to acquire an existing nitrogen fertilizer plant, and we expect that the operation of that plant will generate new revenues. We also expect that the successful implementation of our Rentech Process in such a plant would result in the commercial use of our technology and would enable us to license our technology to other energy companies and thereby generate licensing revenue. If we are unable to obtain sufficient financing to acquire a plant and reconfigure it to use coal and our technology, our plan to realize revenues from a plant, as well as from license fees, engineering services, royalties and catalyst sales, would be hindered and delayed.

We have never operated at a profit. If we do not achieve significant amounts of additional revenues and become profitable, we may be unable to continue our operations.

We have a history of operating losses and have never operated at a profit. From our inception on December 18, 1981 through March 31, 2005, we have incurred losses in the amount of $54,558,041. For the six months ended March 31, 2005, we recognized a net loss from continuing operations of $7,169,800 applicable to common shareholders. If we do not operate at a profit in the future, we would be unable to continue our operations at the present level. Ultimately, our ability to maintain our present level of business will depend upon earning a profit from commercialization of the Rentech Process through our use of it in a plant we may acquire or through licenses to others that generate preliminary study and preliminary design contracts, license fees and royalties for us. We have not been able to achieve commercial use of the technology to this time.

Risks Relating to Our Acquisition and Operation of a Nitrogen Fertilizer Plant

If we succeed in financing and acquiring an existing nitrogen fertilizer plant, we may never successfully operate the plant or effectively integrate its business with ours or effectively manage the plant.

We do not have significant experience managing the operation of a nitrogen fertilizer plant, and we might not be successful in doing so. If we are able to acquire a plant, our future financial performance would depend in part on our ability to integrate those business operations with our current operations. In order to integrate a newly acquired business into our current business, we would have to combine in a timely manner our financial and management controls, our administrative functions and our information systems. If we are not able to successfully manage a plant during the reconfiguration phase and thereafter, we might not be able to repay the debt we would incur to acquire the plant. As a result, our operating results and business would be negatively impacted.

Assessing the feasibility of acquiring any nitrogen fertilizer plant is complex, and our assessment may not adequately evaluate the operating results and risks associated with a plant. Miscalculations in this regard could have a material adverse effect on our business, results of operations and financial condition.

We expect to evaluate and, where appropriate, pursue the acquisition of an existing nitrogen fertilizer plant that we can convert to use coal feedstock and to which we can add the Rentech Process. The successful acquisition of a plant requires an assessment of:

•	available supplies of low-cost coal and other feedstock;

•	market for production;

•	operating costs;

•	potential environmental liabilities, including hazardous waste contamination;

•	permits and other governmental authorizations required for our operations; and

•	potential work stoppages and other labor relations matters.

To make these assessments, we expect to perform a review of any such plant that we believe to be generally consistent with industry practices. The results of such a review are necessarily inexact, however, and their accuracy is inherently uncertain. These assessments might not reveal all existing or potential problems, nor would they necessarily permit us to become sufficiently familiar with the plant to fully assess its merits and deficiencies. We might not be able to identify suitable acquisition candidates in the future, and might not be able to complete potential acquisitions on terms our management considers favorable. Acquisitions of a plant could therefore pose numerous additional risks to our operations and financial results, including incurring substantial liabilities and lower revenues than we expected. These risks include:

•	unanticipated costs for the natural gas initially used and the subsequent coal feedstock;

•	problems integrating the purchased operations, personnel or technologies;

•	delayed or defective engineering plans for the reconfiguration;

•	overruns in construction costs;

•	diversion of resources and management attention from our other efforts;

•	entry into markets in which we have limited or no experience;

•	potential governmental limitations on application of nitrogen fertilizers due to concerns they pollute ground water; and

•	potential loss of key employees, particularly those of the acquired organization.

The market for natural gas has been volatile. If we acquire an existing nitrogen fertilizer plant and prices for natural gas increase significantly, we may not be able to economically operate the plant during the conversion phase while we continue to use natural gas as the feedstock.

If we succeed in acquiring a plant, we plan to continue to operate it with natural gas as the feedstock until we complete the conversion of the plant to use coal to produce the required synthesis gas. That would expose us to market risk due to increases in natural gas prices. We expect to purchase natural gas for use in a plant on the spot market. We expect to also use short-term, fixed supply, fixed price purchase contracts to lock in pricing for a portion of our natural gas requirements through the winter months when gas prices are usually the most volatile. These may not protect us from increases in the cost of our feedstock. An increase in the price of coal, after the conversion is completed, or in other commodities that we may use as feedstock at other fertilizer plants we might acquire in the future could also adversely affect our operating results. The prices of coal, natural gas or other commodities that we might use as feedstock are subject to wide fluctuations due to a variety of factors that are beyond our control. Higher than anticipated costs for the catalyst and other materials used in these plants could also adversely affect operating results. If we have those increased costs, they could materially adversely affect our business, results of operations and financial condition.

Lower prices for nitrogen fertilizers or downturns in market demands could reduce the revenues and profitability of the nitrogen fertilizer business.

Nitrogen fertilizer is a global commodity that experiences often unpredictable fluctuations in demand and an increasing supply on the world-wide market, and we believe we may face intense price competition from other domestic and foreign sources. In the recent past, nitrogen fertilizer prices have been volatile, often experiencing price changes from one growing season to the next. A downturn in nitrogen prices could have a depressing effect on the prices of most of the fertilizer products that we would sell after we acquire a plant, and might materially adversely affect our ability to economically convert the nitrogen fertilizer plant to use coal and produce liquid hydrocarbon products using the Rentech Process. If we are able to acquire a plant, and the price of the fertilizer product we would sell decreases or we do not successfully convert the plant to the use of coal feedstock and successfully add our Rentech Process and begin producing liquid hydrocarbon products, our business, results of operation and financial condition could be materially adversely affected.

Risks Related to the Rentech Process

The economic success of gas-fed Fischer-Tropsch plants using our technology may depend on the availability of natural gas at economic prices, and alternative uses of natural gas could cause the price of natural gas to increase.

Construction and operation of Fischer-Tropsch plants by us and our licensees for the use of natural gas with our technology will depend on the availability of natural gas at economic prices. The market for natural gas is highly competitive in many areas of the world and, in many circumstances the sale of natural gas for use as a feedstock in a Fischer-Tropsch plant may not be the highest value market for the owner of the natural gas, especially within the United States. Cryogenic conversion of natural gas to liquefied natural gas may compete with our Fischer-Tropsch plants for use of natural gas as feedstocks in many locations. Local commercial, residential and industrial consumer markets, power generation, nitrogen, methanol and petrochemicals are also alternative markets for natural gas. Unlike many of our licensees, many of our competitors produce or have access to large volumes of natural gas, which may be used in connection with their Fischer-Tropsch operations. The availability of natural gas at economic prices for use as a feedstock for Fischer-Tropsch plants may also depend on the production costs for the gas and whether natural gas pipelines are located in the areas where these plants are located. New pipelines may be built or existing pipelines may be expanded into areas where Fischer-Tropsch plants using our technology are built, and this may affect the operating margins of these plants as other markets compete for available natural gas. If we or our licensees are unable to obtain natural gas at economical prices, plants that would use our technology may not be constructed and natural gas fed plants using our technology may not operate profitably. This would mean we may not receive revenues from use of our technology that we expect. That would materially adversely affect our business, results of operations and financial condition.

Our receipt of revenues from other businesses for plants our potential licensees might develop will depend on availability of capital and substantial efforts by them. The licensees could choose not to construct a Fischer-Tropsch plant based on the Rentech Process or to pursue alternative Fischer-Tropsch technologies.

We have not had adequate capital to finance, construct, and operate our own commercial plants. We have marketed licenses for use of the Rentech Process, but have no active licensees at this time. Under the license agreements we offer, a licensee would be responsible for obtaining sources of feedstock, conducting feasibility studies, recruiting personnel who are skilled in operating gas process plants, obtaining governmental approvals and permits, obtaining sufficient financing on favorable terms for the large capital expenditures required; possibly constructing infrastructure if not otherwise available at the plant site; designing, constructing and operating the plant; and marketing the products. The ability of any licensee to accomplish these requirements, and the efforts, resources and timing schedules to be applied by a licensee, will be controlled by the licensee. Whether licensees are willing to expend the resources necessary to construct Fischer-Tropsch plants will depend on a variety of factors outside our control, including the prevailing price outlook for crude oil, natural gas, coal, and refined products. In addition, our license agreements may generally be terminated by the licensee, with or without cause. Furthermore, our potential licensees are not restricted from pursuing alternative Fischer-Tropsch technologies on their own or in collaboration with others, including our competitors, for projects other than the ones we might license in the future.

The capital costs of coal supplies, natural gas fields, or other sources of feedstock that would use the Rentech Process require more capital than is available to us or to many of our potential licensees. These limitations have slowed and will continue to delay use of our technology and significant delays may occur before we realize substantial revenues, if any, from Fischer-Tropsch plants that use our Rentech Process. If our licensees do not proceed with commercial plants using the Rentech Process or do not successfully operate their plants, we will not significantly benefit from the licensing of our Fischer-Tropsch technology. To date, no licensee of the Rentech Process has proceeded to construct and operate a plant for which royalties on production would be due. If we do not receive payments under our license agreements, our anticipated revenues will be diminished. This would harm our results of operations and financial condition.

We and our licensees may be unable to successfully implement use of the Rentech Process at commercial scale Fischer-Tropsch plants.

A variety of results necessary for successful operation of the Rentech Process could fail to occur at a commercial plant. Results that could cause commercial scale Fischer-Tropsch plants to be unsuccessful include:

•	reaction activity different than that demonstrated in laboratory and pilot plant operations, which could increase the amount of catalyst or number of reactors required to convert synthesis gas into liquid hydrocarbons and increase capital and operating costs;

•	shorter than anticipated catalyst life, which would require more frequent catalyst regeneration, catalyst purchases, or both, and increase operating costs; and

•	higher than anticipated capital and operating costs to design, construct or reconfigure and operate a Fischer-Tropsch plant.

In addition, our plants or those of our licensees could experience mechanical difficulties related or unrelated to elements of the Rentech Process. Our inability to construct and operate a commercial scale, Fischer-Tropsch plant based on the Rentech Process could materially adversely affect our business, results of operation and financial condition.

Construction of Fischer-Tropsch plants incorporating the Rentech Process, including conversion of existing nitrogen fertilizer plants to use coal and our Rentech Process, will be subject to risks of delay and cost overruns.

The construction of Fischer-Tropsch plants incorporating the Rentech Process, and our conversion of an existing plant to use coal and our Rentech Process, will be subject to risks of delay or cost overruns resulting from numerous factors, including the following:

•	obtaining sufficient financing;

•	timely issuance of additional permits, licenses and approvals by governmental agencies and third parties;

•	inadequate engineering plans or delays, including those relating to the commissioning of newly designed equipment;

•	unanticipated changes in the coal supply and market demand for our products;

•	shortages of equipment, materials or skilled labor;

•	labor disputes;

•	environmental conditions and requirements;

•	unforeseen events, such as explosions, fires and product spills;

•	increased costs or delays in manufacturing and delivering critical equipment;

•	resistance in the local community; and

•	local and general economic conditions.

If construction of a plant or the conversion of an existing plant to the use of coal and our Rentech Process is delayed beyond the time we estimate, the actual cost of completion may increase beyond the amounts estimated in our capital budget. A delay would also cause a delay in the receipt of revenues projected from operation of the converted plant, which may cause our business, results of operation and financial condition to be substantially harmed.

Plants that would use the Rentech Process rely upon complex gas process systems. This creates risks of fire and explosions, which could cause severe damage and injuries, create liabilities for us, and materially adversely affect our business.

Plants that use our Fischer-Tropsch technology process carbon-bearing materials, including natural gas, into synthesis gas. Some plants will require the use of oxygen-producing systems to convert the feedstock into synthesis gas. These gases, especially oxygen, are highly flammable and explosive. Severe personal injuries and material property damage may result. If such accidents did occur, our licensees and we could have substantial liabilities and costs. We are not currently insured for these risks. Furthermore, accidents of this type would likely adversely affect operation of existing as well as proposed plants by increasing costs for safety features.

We could have potential indemnification liabilities to licensees relating to the operation of Fischer-Tropsch plants based on the Rentech Process and to intellectual property disputes.

We anticipate that our license agreements will require us to indemnify the licensee against specified losses relating to, among other things:

•	use of patent rights and technical information relating to the Rentech Process; and

•	acts or omissions by us in connection with our preparation of preliminary design packages for the licensee’s plant.

We may also provide our licensees with performance guarantees of the Rentech Process or some of its components. Our indemnification obligations could result in substantial expenses and liabilities to us if intellectual property rights claims were to be made against us or our licensees, or if Fischer-Tropsch plants based on the Rentech Process were to fail to operate according to the preliminary plans.

Risks Relating to Our Business Generally

Our success depends on the performance of our executive officers and key employees, the loss of whom would disrupt our business operations.

Our success in implementing our business plan is substantially dependent upon the contributions of our executive officers and key employees. The individuals include Dr. Charles B. Benham, Dr. Mark S. Bohn, Dennis L. Yakobson and Richard O. Sheppard, each of whom has invented various aspects of the Rentech Process. We do not have key man life insurance for any of our executive officers or key employees. At this stage of our development, economic success of the Rentech Process depends upon several factors, including preliminary design of the synthesis gas reactors for the plants and startup to achieve optimal plant operations. That effort requires knowledge, skills, and relationships unique to our key personnel. Moreover, to successfully compete, we will be required to engage in continuous research and development regarding processes, products, markets and costs. Loss of the services of any executive officer or other key employee could have a material adverse effect on our business, operating results and financial condition.

Our success depends in part on our ability to protect our intellectual property rights, which involves complexities and uncertainties.

We rely on a combination of patents, copyrights, trademarks, trade secrets and contractual restrictions to protect our proprietary rights. Our revenues depend largely upon our ability to maintain control of rights to exploit our intellectual property. Our patents provide us the exclusive right to exploit our Fischer-Tropsch process. Our existing patents might be infringed upon, invalidated or circumvented by others. The availability of patents in foreign markets, and the nature of any protection against competition that may be afforded by those patents, is often difficult to predict and varies significantly from country to country. We or our licensees may choose not to seek, or may be unable to obtain, patent protection in a country that could potentially be an important market for our Fischer-Tropsch technology. The confidentiality agreements that are designed to protect our trade secrets could be breached, and we might not have adequate remedies for the breach. Additionally, our trade secrets and proprietary know-how might otherwise become known or be independently discovered by others.

We may not become aware of patents or rights of others that may have applicability in our Fischer-Tropsch technology until after we have made a substantial investment in the development and commercialization of our technologies. Third parties may claim that we have infringed upon past, present or future Fischer-Tropsch technologies. Legal actions could be brought against us, our co-venturers or our licensees claiming damages and seeking an injunction that would prevent us, our co-venturers or our licensees from testing, marketing or commercializing the affected technologies. If an infringement action were successful, in addition to potential liability for damages, our joint venturers or our licensees, and we could be required to obtain a license from a third party in order to continue to test, market or commercialize our affected technologies. Any required license might not be made available or, if available, might not be available on acceptable terms, and we could be prevented entirely from testing, marketing or commercializing the affected technology. We may have to expend substantial resources in litigation, either in enforcing our patents, defending against the infringement claims of others, or both. If we are unable to successfully maintain our technology, including the Rentech Process, against claims by others, our competitive position would be harmed and our revenues could be substantially reduced, and our business, operating results and financial condition could be materially adversely affected.

The Rentech Process may not compete successfully against Fischer-Tropsch technology developed by our competitors, many of whom have significantly more resources.

The development of Fischer-Tropsch technology for the production of liquid hydrocarbon products like ours is highly competitive. The Rentech Process is based on Fischer-Tropsch processes that have been known for almost 80 years and used in synthetic fuel projects for almost 50 years. Several major integrated oil companies, as well as several smaller companies, have developed or are developing competing technologies that they may offer to license to our potential customers. Each of these companies, especially the major oil companies, have significantly more financial and other resources than we do to spend on developing, promoting, marketing and using their Fischer-Tropsch technology. The U.S. Department of Energy has also sponsored a number of research programs in Fischer-Tropsch technology. Advances by others in their Fischer Tropsch technology might lower the cost of processes that compete with the Rentech Process. As our competitors continue to develop Fischer-Tropsch technologies, some part or all of our current technology could become obsolete. Our ability to create and maintain technological advantages is critical to our future success. As new technologies develop, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. We may not be able to successfully develop or expend the financial resources necessary to acquire new technology.

We expect to have foreign operations, and our business there would be subject to various risks due to unstable conditions.

We expect that the use of our Rentech Process will occur in foreign countries. The additional risks of foreign operations include rapid changes in political and economic climates; changes in foreign and domestic taxation; lack of stable systems of law in some countries; susceptibility to loss of protection of patent rights and other intellectual property rights; expatriation laws adversely affecting removal of funds; fluctuations of currency exchange rates; nationalization of property; civil disturbances; and war and other disruptions affecting operations. International operations and investments may also be negatively affected by laws and policies of the United States affecting foreign trade, investment and taxation. If any one or more of these events occurs, our revenues from overseas customers could be severely reduced or ended.

Risks Related to the Market for Our Common Stock

We have a very substantial overhang of common stock and future sales of our common stock will cause substantial dilution and may negatively affect the market price of our shares.

As of May 19, 2005, there were approximately 93.5 million shares of our common stock outstanding. As of that date, we also had an aggregate of approximately 31.4 million shares of common stock that may be issued upon exercise or conversion of outstanding convertible notes, Series A preferred stock, options and warrants. In addition, we have filed a shelf registration statement to register $75 million of our common stock for issuance in future financing transactions, which further increases our overhang.

We cannot predict the effect, if any, that future sales of shares of our common stock into the market, or the availability of shares of common stock for future sale, will have on the market price of our common stock. Sales of substantial amounts of common stock (including shares issued upon the exercise of stock options and warrants or conversion of convertible notes and shares of Series A preferred stock), or the perception that such sales could occur, may materially and adversely affect prevailing market prices for our common stock.

Our preferred stock has a liquidation preference that could reduce or eliminate any proceeds available to our common shareholders upon a sale of our company.

In the event a merger of Rentech or a sale or other disposition of substantially all of our assets, or in the event of a liquidation or dissolution, our Series A preferred shareholders are entitled to receive an aggregate liquidation preference of $9 million plus declared but unpaid dividends, before our common shareholders can receive any payment. As a result, in the event of our sale, liquidation or dissolution, including one in which the total proceeds represent a premium to the then prevailing price per share of our common stock, our common shareholders may experience substantial dilution in the amount payable to them, and if total proceeds are less than or equal to the liquidation preference, then our common shareholders will not receive any proceeds.

Protection provisions in our articles of incorporation may deter a third party from seeking to acquire control of us, which may reduce the market price of our stock.

Our Articles of Incorporation include provisions that may make it more difficult for a third party to acquire control of our Company. These provisions include:

•	grouping of the board of directors into three classes with staggered terms;

•	a requirement that directors may be removed without cause only with the approval of the holders of 66-2/3% of the outstanding voting power of our capital stock; and

•	a requirement that the holders of not less than 66-2/3% of the voting power of our outstanding capital stock approve certain business combinations of the Company with any holder of more than 10% of the voting power or an affiliate of any such holder unless the transaction is either approved by at least a majority of the uninterested and unaffiliated members of the board of directors or unless certain minimum price and procedural requirements are met.

We also have a shareholder rights plan that authorizes issuance to existing shareholders of substantial numbers of preferred share rights or shares of common stock in the event a third party seeks to acquire control of a substantial block of our common stock. These provisions could deter a third party from tendering for the purchase of some or all of our stock and could have the effect of entrenching management and reducing the market price of our common stock.

CAUTIONARY STATEMENT

REGARDING FORWARD-LOOKING STATEMENTS

Statements made in this prospectus and the information incorporated by reference into this prospectus that are not historical factual statements are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended; Section 27A of the Act; and pursuant to the Private Securities Litigation Reform Act of 1995. The forward-looking statements may relate to financial results and plans for future business activities, and are thus prospective. The forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. They can be identified by the use of terminology such as “may,” “will,” “expect,” “believe,” “intend,” “plan,” “estimate,” “anticipate,” “should” and other comparable terms or the negative of them. You are cautioned that, while forward-looking statements reflect our good faith belief and best judgment based upon current information, they are not guarantees of future performance and are subject to known and unknown risks and uncertainties. Factors that could affect our results include, but are not limited to, those described under the heading “Risk Factors” above. Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995, and thus are current only as of the date made.

USE OF PROCEEDS

We will describe our intended use of the net proceeds from our sale of common stock offered by this prospectus in the applicable prospectus supplement. We currently plan to use all or a significant portion of such proceeds to acquire a nitrogen fertilizer plant. We estimate that the cash portion of the purchase price to acquire a plant would be at least $20 million. Unless the applicable prospectus supplement states otherwise, net proceeds not used to acquire and convert a nitrogen fertilizer plant will be added to our general funds and may be used for general corporate purposes, which may include, among other things, working capital, capital expenditures, acquisitions and repayment of short-term borrowings or other indebtedness. Pending any specific application, we initially may invest any proceeds in short-term marketable securities.

We will not receive any proceeds from sale of shares of our common stock by the selling shareholders. However, some of the shares covered by this prospectus that are registered for resale by the selling shareholders are issuable upon exercise of stock options and warrants and we may receive cash consideration in connection with any such exercise for cash. If all of the warrants and stock options are fully exercised for cash, we would receive proceeds, before expenses, of approximately $17,146,272. Any such proceeds will be used for general corporate purposes.

SELLING SHAREHOLDERS

This prospectus may be used by the selling shareholders identified in this section who may be entitled to reoffer and resell our common stock under circumstances requiring the use of a prospectus. The selling shareholders may sell up to 25,711,269 shares of our common stock pursuant to this prospectus.

Each selling shareholder may from time to time offer and sell pursuant to this prospectus the respective number of shares of our common stock as are set forth opposite the selling shareholder’s name in the table below. The following table sets forth the name of each selling shareholder and the following information, based on information they have provided to us:

•	the number of shares of our common stock beneficially owned by each selling shareholder;

•	the maximum number of shares that may be offered for sale by such selling shareholder under this prospectus; and

•	the number of shares and percentage of our outstanding common stock beneficially owned by each selling shareholder, assuming all such shares are sold.

The selling shareholders may offer all, some or none of the common stock shown in the table. Because the selling shareholders may offer all or some portion of the common stock, we have assumed for purposes of completing the last two columns that all shares of common stock that may be offered will be sold by the selling shareholders pursuant to this prospectus. The percentage ownership show in the table is based on 93,492,073 shares of common stock issued and outstanding as of May 12, 2005, and, in the case of each selling shareholder, the number of shares of common stock which that selling shareholder has the right to acquire within 60 days through the exercise of options and warrants or the conversion of convertible securities.

Name of Selling Shareholder	Number of Shares Beneficially Owned (1)	Number of Shares That May Be Offered		Shares Beneficially Owned After Completion of the Offering (1)
				Number	Percentage
Executive Officers & Directors
John J. Ball	160,000	60,000	(5)	100,000	*
Charles B. Benham	915,907	9,770	(6)	906,137	*
Ronald C. Butz(2)	1,081,680	35,000	(6)	1,046,680	1.0%
Claude C. Corkadel III	176,316	26,316	(7)	150,000	*
John P. Diesel	120,000	90,000	(8)	30,000	*
Geoffrey S. Flagg	121,236	20,000	(9)	101,236	*

Name of Selling Shareholder	Number of Shares Beneficially Owned (1)	Number of Shares That May Be Offered		Shares Beneficially Owned After Completion of the Offering (1)
				Number	Percentage
Michael F. Ray	265,998	238,498	(10)	27,500	*
James P. Samuels	492,500	54,202	(11)	438,298	*
Douglas L. Sheeran	350,850	60,000	(12)	290,850	*
Erich W. Tiepel	645,725	90,000	(12)	555,725	*
Dennis L. Yakobson(3)	1,058,548	35,000	(6)	1,023,548	1.0%
David P. Zimel	2,392,356	1,669,483	(13)	722,873	*
Mitchell Tech Group Placement
Mitchell Technology	1,250,000	1,250,000	(14)	—	*
Elliott & Company	150,000	150,000	(15)	—	*
Jefferies & Company, Inc(4)	265,000	200,660	(16)	65,000	*
Nov.-Dec 2004 Private Placement
C. David Callaham	8,914,173	2,042,729	(17)	6,871,444	7.3%
Geduld Capital Management LLC	383,772	274,123	(18)	109,649	*
Irwin Geduld Revocable Trust	383,772	109,649	(18)	274,123	*
JP Turner & Co., LP(4)	204,660	4,660	(18)	200,000	*
Daniel Kern(4)	548,245	548,245	(18)	—	*
Patrick Power	4,660	4,660	(18)	—	*
Consultants
DSN Enterprises, Ltd.	100,000	100,000	(19)	—	*
First Union Securities, Inc.(4)	44,064	44,064	(20)	—	*
Arthur Tower	212,000	25,000	(21)	187,000	*
Stand-Still Agreement
Royster-Clark, Inc.	500,000	500,000	(22)	—	*
Tucker Associates	120,000	60,000	(23)	60,000	*
April 2005 Private Placement
Iroquois Master Fund Ltd.	131,706	131,706	(24)	—	*
Gruber & McBaine International	65,853	11,853	(24)	54,000	*
Jon D. Gruber & Linda W. Gruber	65,853	13,171	(24)	52,682	*
Lagunitas Partners L.P.	65,853	40,829	(24)	25,024	*
Lazarus Investment Partners, L.P.	65,853	65,853	(24)	—	*
M.A.G. Capital, LLC	17,171,910	2,960,955	(24)	14,210,955	15.2%
Roger May	297,960	297,960	(25)	—	*
Mercator Momentum Fund, III	1,894,794	1,894,794	(26)	—	*
Mercator Momentum Fund, LP	1,105,296	1,105,296	(27)	—	*
Monarch Pointe Fund, Ltd.	6,473,880	6,473,880	(28)	—	*
Omicron Master Trust	65,853	65,853	(24)	—	*
Pentagon Special Purpose Fund, Ltd.	4,736,985	4,736,985	(29)	—	*
Pequot Mariner Onshore Fund L.P.	141,706	50,625	(24)	91,081	*
Pequot Scout Fund, L.P.	141,706	81,081	(24)	60,625	*
Portland Fixture Limited Partnership	1,808,634	65,853	(24)	1,742,781	*
H. Leigh Severance	9,878	9,878	(24)	—	*
WMS Enterprises, LLC	3,298	3,298	(24)	—	*

Total		25,711,269

*	Less than 1%.

(1)	Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days, including the right to acquire through the exercise of an option or warrant or through the conversion of a security.

(2)	The number of shares beneficially owned by Mr. Butz excludes 150,000 shares owned by his spouse, of which Mr. Butz disclaims beneficial ownership.

(3)	The number of shares beneficially owned by Mr. Yakobson excludes 26,000 shares owned by his spouse, of which Mr. Yakobson disclaims beneficial ownership.

(4)	The selling shareholder is or may be an affiliate of a registered broker-dealer. We have been informed by the selling shareholder that such selling shareholder acquired the securities offered by this prospectus for its own account in the ordinary course of business, and that, at the time it acquired the securities, it had no agreement or understanding, direct or indirect, with any person to distribute the securities.

(5)	Shares issuable upon exercise of stock options granted July 27, 2002 issued as director compensation with exercise prices ranging from $0.47 to $1.09 per share, expiring at various periods up to January 17, 2007.

(6)	Shares of common stock that were acquired at $0.625 per share on July 9, 2004 upon exercise of stock options granted July 27, 2002.

(7)	Shares issued as inducement to accept employment at market value at various times from January 31, 2004 to December 31, 2004.

(8)	Includes (a) 60,000 shares issuable upon exercise of stock options granted July 27, 2002 issued as director compensation with exercise prices ranging from $0.47 to $1.09 per share, expiring at various periods up to January 17, 2007, and (b) 30,000 shares that were acquired upon exercise of stock options at $0.625 per share granted July 27, 2002.

(9)	Shares issuable upon exercise of stock options granted July 27, 2002 issued as officer compensation with exercise prices ranging from $0.41 to $1.05 per share, expiring at various periods up to July 10, 2007.

(10)	Includes (a) 156,250 shares issuable upon conversion of convertible notes, at a price equal to 80% of the market price at the time of conversion, subject to a minimum conversion price of $0.80 per share and a maximum conversion price of $1.3852 per share, and (b) 82,248 shares issuable upon exercise of warrants at $1.61 per share, expiring April 7, 2008.

(11)	Shares acquired at $0.48 per share on March 31, 2004 upon exercise of a convertible promissory note dated July 11, 2002 issued for unpaid compensation.

(12)	Shares issuable upon exercise of stock options granted July 27, 2002 issued as director compensation with exercise prices ranging from $0.41 to $1.09 per share, expiring at various times up to July 10, 2007.

(13)	Includes (a) 1,098,750 shares issuable upon conversion of convertible notes, at a price equal to 80% of the market price at the time of conversion, subject to a minimum conversion price of $0.80 per share and a maximum conversion price of $1.3852 per share, and (b) 575,733 shares issuable upon exercise of warrants at $1.61 per share, expiring April 7, 2008.

(14)	Shares issuable upon exercise of warrants with an exercise price of $1.14 per share, expiring September 16, 2009, subject to extension under certain circumstances.

(15)	Shares issuable upon exercise of warrants with an exercise price of $0.94 per share, expiring September 16, 2009.

(16)	Includes (a) 50,000 shares issuable upon exercise of warrants with an exercise price of $1.14 per share, expiring September 16, 2009, and (b) 150,000 shares issuable upon exercise of warrants with an exercise price of $1.61 per share, expiring April 8, 2008.

(17)	Includes (a) 946,239 shares issuable upon conversion, at market price on the date of conversion, of a convertible promissory note, and (b) 1,096,490 shares issuable upon exercise of warrants with an exercise price of $1.14 per share, expiring November 18, 2007.

(18)	Shares issuable upon exercise of warrants with an exercise price of $1.14 per share, expiring November 18, 2007.

(19)	Shares issuable upon exercise of stock options granted November 3, 2002 with an exercise price of $0.90 per share, expiring November 2, 2006.

(20)	Shares acquired upon exercise of stock options dated October 12, 2000 at $0.66 per share.

(21)	Shares issuable upon exercise of stock options dated May 16, 2001 and July 11, 2002 with exercise prices ranging from $0.41 to $1.05 per share, expiring at various periods up to July 10, 2007.

(22)	Includes (a) 250,000 shares issuable upon exercise of stock options with an exercise price of $0.94 per share, expiring July 29, 2009, and (b) 250,000 shares issuable upon exercise of stock options with an exercise price of $1.50 per share, expiring December 8, 2009.

(23)	Shares issuable upon exercise of stock options with an exercise price of $1.14 per share, expiring October 1, 2009.

(24)	Shares issuable upon exercise of warrants with an exercise price of $1.61 per share, expiring April 8, 2008. The shares of Series A preferred stock and warrants granted to Mercator Momentum Fund, III, Mercator Momentum Fund, LP, Monarch Pointe Fund, Ltd., Pentagon Special Purpose Fund, Ltd., and M.A.G. Capital, LLC, contain provisions prohibiting any conversion of the preferred stock or exercise of the warrants that would result in these entities or their affiliates beneficially owning more than 9.99% of our outstanding common shares as determined under Section 13(d) of the exchange Act. As a result of these provisions, such entities disclaim beneficial ownership in excess of 9.99% of our outstanding common shares.

(25)	Includes (a) 27,960 shares issuable upon exercise of warrants with an exercise price of $1.14 per share, expiring November 10, 2007, and (b) 270,000 shares issuable upon exercise of warrants with an exercise price of $1.61 per share, expiring April 8, 2008.

(26)	Includes (a) 394,794 shares issuable upon exercise of warrants with an exercise price of $1.61 per share, expiring April 8, 2008, and (b) 1,500,000 shares, representing the maximum number of shares that may be issued upon conversion of shares of Series A preferred stock held by the selling shareholder, based on the minimum conversion rate of $0.80 per share.

(27)	Includes (a) 230,296 shares issuable upon exercise of warrants with an exercise price of $1.61 per share, expiring April 8, 2008, and (b) 875,000 shares, representing the maximum number of shares that may be issued upon conversion of shares of Series A preferred stock held by the selling shareholder, based on the minimum conversion rate of $0.80 per share.

(28)	Includes (a) 1,348,880 shares issuable upon exercise of warrants with an exercise price of $1.61 per share, expiring April 8, 2008, and (b) 5,125,000 shares, representing the maximum number of shares that may be issued upon conversion of shares of Series A preferred stock held by the selling shareholder, based on the minimum conversion rate of $0.80 per share.

(29)	Includes (a) 986,985 shares issuable upon exercise of warrants with an exercise price of $1.61 per share, expiring April 8, 2008, and (b) 3,750,000 shares, representing the maximum number of shares that may be issued upon conversion of shares of Series A preferred stock held by the selling shareholder, based on the minimum conversion rate of $0.80 per share.

The number of shares of common stock issuable upon conversion of the Series A preferred stock, convertible promissory notes, options and warrants described in the footnotes of the preceding table is subject to adjustment under certain circumstances, including in the event of a stock split, stock dividend, recapitalization or similar event or pursuant to the anti-dilution provisions of such securities.

Certain Relationships and Material Transactions

The following is a description of positions, offices and other material relationships which certain selling shareholders have or had with Rentech during the past three years and of all material transactions between Rentech and the selling shareholders during the past three years.

Directors, Officers and Affiliates. The following selling shareholders are current or former directors or officers of Rentech or its subsidiaries:

•	John J. Ball, John P. Diesel and Douglas L. Sheeran are each former directors of Rentech. Messrs. Ball and Diesel resigned from our Board of Directors effective November 12, 2004, and Mr. Sheeran resigned effective May 11, 2005.

•	Charles B. Benham is our Vice President—Research and Development.

•	Mark S. Bohn is Vice President—Engineering of Rentech and President of our wholly owned subsidiary Rentech Services Corporation.

•	Ronald C. Butz is our Vice President, Chief Operating Officer and Secretary and is a member of our Board of Directors.

•	Claude C. Corkadel III is our Vice President—Strategic Programs.

•	James P. Samuels served as our Chief Financial Officer until his resignation on December 31, 2003.

•	Geoffrey S. Flagg is our Chief Financial Officer.

•	Michael F. Ray, Erich W. Tiepel and David P. Zimel are a members of our Board of Directors.

•	Dennis L. Yakobson is our President and Chief Executive Officer and Chairman of our Board of Directors.

Mitchell Technology Private Placement.

On September 17, 2004, we entered into a Securities Purchase Agreement with Mitchell Hospitality Investments through its affiliate, Mitchell Technology Investments. Mitchell agreed to provide us a credit facility of up to $2,000,000 and we issued warrants to Mitchell Technology Investments, an affiliate of Mitchell Hospitality Investments, for the purchase of 1,250,000 shares of common stock at an exercise price of $1.14 per share of the common stock.

JP Turner & Co., LP and Jefferies & Company, Inc. acted as placement agents for the Mitchell Technology Private Placement and are registered broker-dealers. We issued warrants to JP Turner & Co. to purchase up to 4,660 shares of our common stock at a price of $1.14, and we issued warrants to Jeffries & Company to purchase up to 50,000 shares of our common stock at a price of $1.14. Elliott & Company acted as a finder in connection with the Mitchell Technology Private Placement, and received warrants to purchase 100,000 shares of our common stock with an exercise price of $0.94 per share, expiring September 16, 2009.

November-December 2004 Private Placement.

On November 18, 2004, C. David Callaham, an existing shareholder of Rentech, loaned $1,000,000 to us in exchange for a convertible promissory note and warrants to purchase 1,096,490 shares of our common stock for an exercise price of $1.14 per share, which may be exercised for a period of three years ending November 18, 2007.

On December 1, 2004, we borrowed a total of $850,000 from Irwin Geduld Revocable Trust, Geduld Capital Management LLC and Daniel Kern. We also issued warrants to each of these investors, for their purchase of 109,649, 274,123 and 548,245 shares, respectively, of our common stock. The warrants may be exercised at $1.14 per share of common stock, subject to adjustments, and may be exercised for a period of three years ending November 16, 2007. Daniel Kern is a registered broker-dealer.

JP Turner & Co. acted as placement agent in connection with the November-December 2004 Private Placement and received warrants to purchase up to 37,280 shares of our common stock with an exercise price of $1.14 per share, expiring September 16, 2009.

Royster-Clark Standstill Agreement. In August 2004 we entered into a letter of intent with Royster-Clark, Inc. regarding our intention to negotiate for the purchase of its subsidiary, Royster-Clark Nitrogen,

Inc. As consideration for our right to exclusively negotiate a purchase contract and later to extend the period of our right to conduct exclusive negotiations, we granted stock options to Royster-Clark, Inc. for the purchase of our common stock. The options allow Royster-Clark, Inc. to purchase up to 250,000 shares at an exercise price of $0.94 per share, ending July 29, 2009, and to purchase up to 250,000 shares at an exercise price of $1.50 per share, expiring December 8, 2009.

April 2005 Private Placement. On April 8, 2005, we entered into a Securities Purchase Agreement with M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC) through its designated funds Monarch Pointe Fund, Ltd, Mercator Momentum Fund, III, LP, and Mercator Momentum Fund, LP, and with Pentagon Special Purpose Fund, Ltd. We sold a total of 90,000 shares of our Series A preferred stock at a price of $100 per share. The preferred stock is convertible into shares of our common stock at 80 percent of the volume weighted average price per share for the five trading days preceding any conversion, but not at more than $1.3852 or less than $0.80 per share. We also issued warrants for the purchase of an aggregate of 5,921,910 shares of common stock. The warrants may be exercised at a price of $1.61 per share for a term of three years, expiring April 8, 2008.

In connection with the April 2005 private placement, we issued warrants to Iroquois Master Fund Ltd., Gruber & McBaine International, Jon D. Gruber & Linda W. Gruber, Lagunitas Partners L.P., Lazarus Investment Partners, L.P., Roger May, Omicron Master Trust, Pequot Mariner Onshore Fund L.P., Pequot Scout Fund, L.P., Portland Fixture Limited Partnership, H. Leigh Severance and WMS Enterprises, LLC, as a breakup fee for subscriptions that we did not accept. The warrants allow the holders to purchase of an aggregate of 540,000 shares of common stock at an exercise price of $1.61 per share that expire April 8, 2008.

Jeffries & Company, Inc. acted as placement agent for the April 2005 Private Placement and received warrants to purchase 150,000 shares of common stock at a price of $1.46 per share, expiring April 7, 2008.

Roger May acted as a finder in connection with the April 2005 Private Placement. As compensation, we granted him warrants to purchase up to 270,000 shares of our common stock at a price of $1.61 per share, expiring April 8, 2008.

Consultants. We have issued shares of our common stock or warrants to purchase common stock as compensation to certain consultants, as described below.

•	DSN Enterprises, Ltd. provided financial consulting services to us. As compensation, on November 3, 2003, we granted DSN an option to purchase up to 100,000 shares of common stock, at $0.90 per share, expiring November 2, 2006.

•	Arthur Tower provided public relations services to us. As compensation, on May 16, 2001, we granted him options to purchase up to 15,000 shares at $1.05 per share, expiring May 15, 2006, and on July 11, 2002 we granted him options to purchase 10,000 shares at $0.41 per share, expiring July 10, 2007.

•	Tucker Associates provided lobbying services to us. As compensation, on October 1, 2003, we granted Tucker an option to purchase 60,000 shares at $0.63 per share, expiring September 30, 2006.

PLAN OF DISTRIBUTION

Distributions by Rentech

We may sell shares of our common stock from time to time to investors directly or through agents or pursuant to underwritten public offerings, negotiated transactions, block trades or a combination of these methods. We may also issue shares in satisfaction of obligations that would otherwise be payable in cash, including as payment of dividends to the holders of our preferred stock.

We may sell the shares

•	through one or more underwriters or dealers;

•	directly to purchasers;

•	through agents; and

•	through a combination of any of these methods of sale.

We may distribute the shares from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to the prevailing market prices; or

•	negotiated prices.

Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers as their agents in connection with the sale of the securities. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions or profits on resale received by underwriters, dealers or agents may be treated as underwriting discounts and commissions. Each prospectus supplement will identify any underwriter, dealer or agent, and describe any compensation received by them from us. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We may enter into agreements to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.

We may grant underwriters who participate in the distribution of securities an option to purchase additional securities to cover over-allotments, if any, in connection with the distribution.

In connection with the offering of certain offered securities, certain persons participation in such offering may engage in transactions that stabilize, maintain or otherwise affect the market prices of such offered securities of our other securities, including stabilizing transactions, syndicate covering transactions and the imposition of penalty bids.

The underwriters, dealers or agents and their associates may engage in transactions with us, or perform services for us, in the ordinary course of business for which they receive compensation.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

Distributions by Selling Shareholders

We are registering 25,711,269 shares of our common stock on behalf of the selling shareholders. As used in this prospectus, “selling shareholders” includes donees, transferees, pledgees and other successors in interest (other than purchasers pursuant to this prospectus) selling shares received from a named selling shareholder after the date of this prospectus.

We will pay for all costs, expenses and fees in connection with the registration of the shares. The selling shareholders will pay for all selling discounts and commissions, if any.

The selling shareholders may offer and sell their shares from time to time in one or more of the following types of transactions (including block transactions):

•	on any national exchange on which the shares are listed or any automatic quotation system through which the shares are quoted,

•	in the over-the-counter market,

•	in privately negotiated transactions,

•	through put and call transactions,

•	through short sales, and

•	a combination of such methods of sale.

The selling shareholders may sell their shares:

•	at fixed prices,

•	at prevailing market prices at the time of sale,

•	at varying prices determined at the time of sale, or

•	at privately negotiated prices.

The selling shareholders may use brokers, dealers or agents to sell their shares. The persons acting as agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling shareholders or the purchasers of the shares for whom such persons may act as agent, or to whom they may sell as a principal, or both.

The selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging positions they assume with selling shareholders. The selling shareholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to these broker-dealers or other financial institutions of shares, which such broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction). Some of the selling shareholders who are not contractually prohibited from doing so may also engage in short sales of shares and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover the short sales.

The selling shareholders and any agents or broker-dealers that participate with the selling shareholders in the offer and sale of the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933. Any commissions they receive and any profit they realize on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Neither we nor any selling shareholder can presently estimate the amount of such compensation. Because a selling shareholder may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act of 1933. The selling shareholders may agree to indemnify any agent, dealer or broker-

dealer that participates in transactions involving shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling shareholders, and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby.

We are not aware of whether the selling shareholders have entered into any agreements, understandings or arrangements with any broker-dealers regarding the sale of their shares, nor are we aware that there is an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided they meet the criteria and conform to the requirements of that rule.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or paid to any dealer, and the proposed selling price to the public.

LEGAL MATTERS

Loren L. Mall, Vice President – Legal of Rentech, has passed upon the validity of the common stock offered by this prospectus.

EXPERTS

The financial statements incorporated by reference on Form 10-K in this prospectus have been audited by Ehrhardt Keefe Steiner & Hottman P.C., independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION ABOUT RENTECH

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy any document we file at the SEC’s public reference room at the following address:

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. Our filings also are available from the Commission’s Internet site at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating certain information about us that we have filed with the Securities and Exchange Commission by reference in this prospectus, which means that we are disclosing important information to you by referring you to those documents. We are also incorporating by reference in this prospectus information that we file with the Commission after this date. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the Commission automatically will update and supersede the information we have incorporated into this prospectus as exhibits.

We incorporate by reference the following documents we have filed, or may file, with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended September 30, 2004;

•	Our Amendment No. One to our Annual Report on Form 10-K/A for the fiscal year ended September 30, 2004;

•	Our Quarterly Reports on Form 10-Q for the three months ended December 31, 2004 and for the six months ended March 31, 2005;

•	Our Amendment No. One to our Quarterly Report for the three months ended December 31, 2004;

•	Our Current Reports on Form 8-K filed on December 16, 2004, January 19, 2005 (as amended by Amendments on Form 8-K/A filed on January 27, 2005, February 22, 2005, March 3, 2005, and March 27, 2005), March 10, 2005 (as amended by Amendment on Form 8-K/A filed on April 4, 2005) and April 14, 2005; March 23, 2005; April 4, 2005; April 14, 2005; May 13, 2005; and May 20, 2005;

•	The description of capital stock contained in our Form 8-A dated April 4, 2000 and filed with the SEC under Section 12(b) of the Securities Exchange Act of 1934, including any amendments or reports filed for the purpose of updating the description; and

•	All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and before termination of this offering.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following addresses:

Investor Relations

Rentech, Inc.

1331 17th Street, Suite 720

Denver, CO 80202

(303) 298-8008

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, the shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

$75,000,000

Common Stock

Offered By

Rentech, Inc.

25,711,269 Shares

Common Stock

Offered By

Selling Shareholders

PROSPECTUS

[                    ], 2005

We have not authorized any dealer, salesperson or other person to give any information or represent anything contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell nor does it solicit to buy any shares of common stock in any jurisdiction where it is unlawful. The information in this prospectus is current only as of its date and may be modified or superseded by information contained in a later-dated prospectus supplement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

Registration Fee - Securities and Exchange Commission	$13,014
Legal Fees and Expenses*	20,000
Accounting Fees and Expenses*	5,000
Miscellaneous Expenses*	1,000

Total Expenses	$39,014

*	Estimated.

Item 15.	Indemnification of Directors and Officers.

Section 7-108-402 of the Colorado Business Corporation Act provides, generally, that the articles of incorporation of a Colorado corporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; except that any such provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) acts specified in Section 7-108-403 (concerning unlawful distributions), or (iv) any transaction from which a director directly or indirectly derived an improper personal benefit. The articles of incorporation may not eliminate or limit the liability of a director for any act or omission occurring prior to the date on which the provision becomes effective. Our articles of incorporation contain a provision eliminating liability as permitted by the statute. Our articles of incorporation further provide that our directors and officers will not be held personally liable for any injury to persons or property caused by the wrongful act of any our employees unless either (i) the director or officer was personally involved in the situation leading to the litigation or (ii) the director or officer committed a criminal offense in connection with the litigation.

Section 7-109-103 of the Colorado Business Corporation Act provides that a Colorado corporation must indemnify a person (i) who is or was a director of the corporation or an individual who, while serving as a director of the corporation, is or was serving at the corporation’s request as a director, officer, partner, trustee, employee or fiduciary or agent of another corporation or other entity or of any employee benefit plan (a “Director”) or officer of the corporation and (ii) who was wholly successful, on the merits or otherwise, in defense of any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal (a “Proceeding”), in which the Director was a party, against reasonable expenses incurred by him or her in connection with the proceeding, unless such indemnity is limited by the corporation’s articles of incorporation. Our articles of incorporation do not contain any such limitation.

Section 7-109-102 of the Colorado Business Corporation Act provides, generally, that a Colorado corporation may indemnify a person made a party to a Proceeding because the person is or was a Director, against any obligation incurred with respect to a Proceeding, to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) or reasonable expenses incurred in the proceeding if the Director conducted himself or herself in good faith and the Director reasonably believed, in the case of conduct in an official capacity with the corporation, that the Director’s conduct was in the corporation’s best interests and, in all other cases, the Director’s conduct was at least not opposed to the corporation’s best interests and, with respect to any criminal proceedings, the Director had no reasonable cause to believe that his or her conduct was unlawful. Our articles of incorporation provide for such indemnification. A corporation may not indemnify a Director in connection with any proceeding by or in the right of the corporation in which the Director was adjudged liable to the corporation or, in connection with any other proceeding charging the Director derived an improper personal benefit, whether or not involving actions in an official capacity, in which proceeding the Director was judged liable on the basis that he derived an improper personal benefit. Any indemnification permitted in connection with a Proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

Under Section 7-109-107 of the Colorado Business Corporation Act, unless otherwise provided in its articles of incorporation, a Colorado corporation may indemnify an officer, employee, fiduciary, or agent of the corporation to the same extent as a Director and may indemnify such a person who is not a Director to a greater extent, if not inconsistent with public policy and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract. Our articles of incorporation allow indemnification of its officers, employees and agents to the same extent as our directors.

Section 7-109-104 of the Colorado Business Corporation Act authorizes a Colorado corporation to pay expenses incurred in defending a proceeding in advance of the final disposition of the Proceeding if the person undertakes in writing to repay the amount if it is a ultimately determined that the person did not meet the statutory standards of conduct.

We have obtained policies of directors’ and officers’ liability insurance with a limit of $10 million per year. This policy insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Item 16.	Exhibits.

The following exhibits are filed as part of this Registration Statement or incorporated in it by reference:

Exhibit Number	Description of Exhibit

4.1	Amended and Restated Articles of Incorporated dated April 28, 2005 (incorporated by reference to Exhibit 3(i) to Quarterly Report on Form 10-Q filed May 9, 2005)

4.2	Shareholder Rights Plan dated January 18, 2005 (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed on January 19, 2005).

4.3	Stock Purchase Warrant with Mitchell Technology Investments dated September 17, 2004 (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed September 23, 2004).

4.4	Registration Rights Agreement with Mitchell Technology Investments dated September 17, 2004 (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed September 23, 2004).

4.5	Form of Stock Purchase Warrant for December 2004 Short-Term Loan (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K filed December 7, 2004).

4.6	Form of Promissory Note for December 2004 Short-Term Loan (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed December 7, 2004).

4.7	Form of Registration Rights Agreement for December 2004 Short-Term Loan (incorporated by reference to Exhibit 10.6 to Current Report on Form 8-K filed December 7, 2004).

4.8	Form of Stock Purchase Warrant for December 2004 Short-Term Loan (incorporated by reference to Exhibits 10.3 and 10.6 to Current Report on Form 8-K filed December 16, 2004).

4.9	Form of Promissory Note for December 2004 Short-Term Loan (incorporated by reference to Exhibits 10.2 and 10.5 to Current Report on Form 8-K filed December 16, 2004).

4.10	Form of Registration Rights Agreement for December 2004 Short-Term Loan (incorporated by reference to Exhibits 10.4 and 10.7 to Current Report on Form 8-K filed December 16, 2004).

4.11	Subscription Agreement dated April 8, 2005 for Placement of Preferred Stock (incorporated by reference to exhibits to Current Report on Form 8-K filed April 14, 2005).

4.12	Form of Stock Purchase Warrant dated April 8, 2005 for Placement of Preferred Stock (incorporated by reference to exhibits to Current Report on Form 8-K filed April 14, 2005 and Form 8-K filed May 20, 2005).

4.13	Registration Rights Agreement dated April 8, 2005 for Placement of Preferred Stock (incorporated by reference to exhibits to Current Report on Form 8-K filed April 14, 2005).

5.1	Opinion of Loren L. Mall, Vice President - Legal.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Loren L. Mall (included in Exhibit 5.1).

24.1	Powers of Attorney (included on the signature page to this registration statement).

Item 17.	Undertakings.

A. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and shall be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the 20th day of May, 2005.

RENTECH, INC.

By:	/s/ DENNIS L. YAKOBSON
Dennis L. Yakobson, President

We, the undersigned officers and directors of Rentech Inc. hereby severally constitute and appoint Dennis L. Yakobson and Ronald C. Butz and each of them singly, our true and lawful attorneys with full power to either of them, and to each of them singly, in any and all capacities, to sign any amendments to this registration statement on Form S-3 including pre-and post-effective amendments and any related registration statements filed pursuant to Rule 462(b)), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys in-fact may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DENNIS L. YAKOBSON Dennis L. Yakobson	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	May 20, 2005

/s/ GEOFFREY S. FLAGG Geoffrey S. Flagg	Chief Financial Officer (Principal Financial and Accounting Officer)	May 20, 2005

/s/ RONALD C. BUTZ Ronald C. Butz	Vice President – Chief Operating Officer, Secretary and Director	May 20, 2005

/s/ THOMAS L. BURY Thomas L. Bury	Director	May 20, 2005

/s/ MICHAEL F. RAY Michael F. Ray	Director	May 20, 2005

/s/ ERICH W. TIEPEL Erich W. Tiepel	Director	May 20, 2005

/s/ DAVID P. ZIMEL David P. Zimel	Director	May 20, 2005

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

4.1	Amended and Restated Articles of Incorporated dated April 28, 2005 (incorporated by reference to Exhibit 3(i) to Quarterly Report on Form 10-Q filed May 9, 2005)

4.2	Shareholder Rights Plan dated January 18, 2005 (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed on January 19, 2005).

4.3	Stock Purchase Warrant with Mitchell Technology Investments dated September 17, 2004 (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed September 23, 2004).

4.4	Registration Rights Agreement with Mitchell Technology Investments dated September 17, 2004 (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed September 23, 2004).

4.5	Form of Stock Purchase Warrant for December 2004 Short-Term Loan (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K filed December 7, 2004).

4.6	Form of Promissory Note for December 2004 Short-Term Loan (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed December 7, 2004).

4.7	Form of Registration Rights Agreement for December 2004 Short-Term Loan (incorporated by reference to Exhibit 10.6 to Current Report on Form 8-K filed December 7, 2004).

4.8	Form of Stock Purchase Warrant for December 2004 Short-Term Loan (incorporated by reference to Exhibits 10.3 and 10.6 to Current Report on Form 8-K filed December 16, 2004).

4.9	Form of Promissory Note for December 2004 Short-Term Loan (incorporated by reference to Exhibits 10.2 and 10.5 to Current Report on Form 8-K filed December 16, 2004).

4.10	Form of Registration Rights Agreement for December 2004 Short-Term Loan (incorporated by reference to Exhibits 10.4 and 10.7 to Current Report on Form 8-K filed December 16, 2004).

4.11	Subscription Agreement dated April 8, 2005 for Placement of Preferred Stock (incorporated by reference to exhibits to Current Report on Form 8-K filed April 14, 2005).

4.12	Form of Stock Purchase Warrant dated April 8, 2005 for Placement of Preferred Stock (incorporated by reference to exhibits to Current Report on Form 8-K filed April 14, 2005 and Form 8-K filed May 20, 2005).

4.13	Registration Rights Agreement dated April 8, 2005 for Placement of Preferred Stock (incorporated by reference to exhibits to Current Report on Form 8-K filed April 14, 2005).

5.1	Opinion of Loren L. Mall, Vice President - Legal.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Loren L. Mall (included in Exhibit 5.1).

24.1	Powers of Attorney (included on the signature page to this registration statement).